Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2016	2015
Income from continuing operations before income taxes	$1,635	$1,551
Adjustment for companies accounted for by the equity method	(2)	8
Less: Capitalized interest	(6)	(20)
Add: Amortization of capitalized interest	7	9
	1,634	1,548
Fixed charges:
Interest and debt expense	92	84
Capitalized interest	6	20
Rental expense representative of interest factor	27	27
	125	131
Total adjusted earnings available for payment of fixed charges	$1,759	$1,679
Number of times fixed charges earned	14.1	12.8